Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington  98101

April 30, 2009

Mr. Eric Atallah
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Visualant, Incorporated Form 10-KSB for Fiscal Year Ended September 30, 2008 Filed on January 13, 2009 File No. 000-30262

Dear Mr. Atallah,

Please find our response to your comments on the Form 10-KSB for the Fiscal Year Ended September 30, 2008 filed by Visualant, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Item 8A.  Controls and Procedures, page 11

Comment (1)-Notwithstanding the comment below, the language that is currently included after the word “effective” in your disclosure here and on page 12 within your December 31, 2008 Form 10-Q appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response (1)-In the Company’s future filings, the Company will remove the language after “effective” in the applicable Evaluation of Disclosure Controls and Procedures.

Comment (2)-It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  Refer to Item 308(T) of Regulation S-K.

Form 10-KSB for the Fiscal Year Ended September 30, 2008 - continued

Item 8A.  Controls and Procedures, page 11 - continued

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

■
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at; http://www.sec.gov/rules/final/2007/33-8809.pdf;

■
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at:  http://sec.gov/rules/intern/2007/33-8810.pdf; and

■	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at September 30, 2008.  In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e) which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.hem, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response (2)-The Company will amend its Form 10-K for the Fiscal Year Ended September 30, 2008 to reflect the following Annual Report on Internal Control Over Financial Reporting.  This language will be inserted under Item 8A. CONTROLS AND PROCEDURES as paragraph (c), labeled as “Management’s Annual Report on Internal Control Over Financial Reporting”.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Chief Executive Officer/Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2008, based on the framework and criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, it was concluded that our internal control over financial reporting was ineffective as of September 30, 2008.  This conclusion was based on the company’s having limited staff and on the failure to file Management’s Annual Report on Internal Control Over Financial Reporting, a material weakness, with the Form 10K for the Fiscal Year Ended September 30, 2008 filed January 13, 2009.  Improved training for the financial staff should preclude this oversight from occurring in future filings.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Financial Statements, page 22

Notes to Financial Statements, page 27

Comment (3)-We note your disclosure on page 9 and throughout the filing that you formed a majority-owned Japanese subsidiary during fiscal 2008.  Please tell us and revise your future filings to explain how you are accounting for your ownership within this majority-owned subsidiary.  Within your discussion, please explain if you are consolidating this entity’s results.  Refer to the guidance in ARB 51.

Response (3)-The Company formed a Japanese “division” during fiscal 2008 and made arrangements to buy a Japanese entity which would become a “subsidiary”.  Due to the cost of the acquisition and ongoing funding needs of the Japanese entity, the purchase has been postponed until operations can be funded.  The Company does not provide any funding to the Japanese company and does not have any obligations to fund or absorb any losses incurred by the Japanese entity.  Once the transaction is consummated, audited financial results from the Japanese subsidiary will be consolidated with those of the Company under ARB 51.

Stock-based Compensation, page 29

Comment (4)-We note on pages 25, 30, 31, and throughout the filing that you have issued equity instruments in the form of stock or stock options to non-employees. Please revise this note in future filings to disclose your accounting policy for stock issued to non-employees.  Refer to SFAS 123(R) and EITF 96-18..

Response (4)-In future filings the Company will revise and expand the note, “Stock-based Compensation” to disclose our accounting policy for stock issued to non-employees as follows:

The Company has share-based compensation plans under which employees and non-employee directors may be granted restricted stock, as well as options to purchase shares of Company common stock at the fair market value at the time of grant. Stock-based compensation cost is measured by the Company at the grant date, based on the fair value of the award, over the requisite service period. For options issued to employees, the Company recognizes stock compensation costs utilizing the fair value methodology prescribed in Statement of Financial Accounting Standards 123 (“SFAS 123(R)”) (revised 2004), Share Based Payment over the related period of benefit.  Grants of stock options and stock to non-employees and other parties are accounted for in accordance with the Financial Accounting Standards Board's Emerging Issue Task Force Abstract, EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services ("EITF 96-18") and SFAS 123(R).

Exhibits 31

Comment (5)-We note your certifications here and within your December 31, 2008 Form 10-Q filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B or Item 601(b)(31) of Regulation S-K, as applicable.  Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B or Item 601(b)(31) of Regulation S-R, as applicable.

Response (5)-Future filings will include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Form 10-Q for the Quarter Ended December 31, 2008

Statement of Cash Flows.page 6

Comment (6)-We note that you present reconciling items of $876,007 of expenses related to the issuance of capital sock and $35,304 of expenses related to stock-based compensation within your statement of cash flows for the three months ended December 31, 2008.  However, we note on page 5 from your statement of operations that you recognized total expenses of $514,440 during the three months ended December 31, 2008.  Please reconcile.

Response (6)-The $876,007 represents the total value of stock issued during the three months ended December 31, 2008; however, $491,951 of the stock issuance was utilized to repay outstanding accounts payable.  Accordingly, the “Issuance of capital stock for services” should be reduced to $384,056.  Similarly, the change in accounts payable should be increased to ($765,862).  In addition, we will include an additional supplemental disclosure of cash flow information:  Issuance of common stock in repayment of outstanding accounts payable of $491,951.  As the Net Cash Used in Operating Activities remains unchanged and the cash flows are reported year to date, the Company does not plan to amend its Form 10-Q for the quarter ended December 31, 2008.

Notes to Financial Statements, page 7

Note 8, Capital Common Stock, page 9

Comment (7)-We note your disclosures here and on page 11 that you entered into an arrangement with RatLab LLC during the three months ended December 31, 2008.  Please tell us and revise this note in future filings to disclose the terms of the agreement within more detail.  Please explain how you are accounting for each component of the arrangement (the licensing arrangement, the market-rate royalty, the equity participation in an entity, and the issuance of shares for the resolution of certain matters, etc.).  Cite the accounting literature relied upon and how you applied the literature to your situation.

Response (7)-Deemed a material agreement, the Company filed the Letter Agreement with the RATLab LLC, dated October 23, 2008, as Exhibit 10.3 to the Form 10-Q for the period ended December 31, 2008.  To the date of this response, we have issued common stock pursuant to the terms of this contract valued at $155,250.  This amount has been fully expensed during the three months ended December 31, 2008. There has been no further financial activity arising from the Agreement.  In future filings, the terms of the agreement will be detailed more specifically, and the accounting details of any activity under the agreement will be disclosed as it occurs.

The Company’s Form 10-Q for the quarter ended March 31, 2009 will address the Commission’s comments and provide the requested additional disclosures to more accurately describe the Company’s business and its progress during the reporting period.  Should you have any comments or questions, please call me at (480) 659-6554.

Best regards,

/s/  Bradley E. Sparks

Bradley E. Sparks
CEO, President and Director
Visualant, Inc.
(206) 903-1351